Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2021.

As at January 31, 2021
(in millions of Canadian dollars)
Subordinated Debt	7,276

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,848
Common Shares	13,501
Contributed Surplus	309
Retained Earnings	32,012
Accumulated Other Comprehensive Income	4,478

Total Equity	56,148
Total Capitalization	63,424

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 35, 36, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the three-months ended January 31, 2021.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the three-months ended January 31, 2021.